                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                            For the month of May 2004
                                 --------------

                       Commission File Number: 333-110455
                                   ----------

                          CTRIP.COM INTERNATIONAL, LTD.

                               3F, Building 63-64
                              No. 421 Hong Cao Road
                   Shanghai 200233, People's Republic of China
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                 Form 20-F    X     Form 40-F _________
                           -------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                      Yes ________    No    X
                                         --------

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-     N/A
                                    -----------

                          CTRIP.COM INTERNATIONAL, LTD.

                                    Form 6-K

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----

Signature                                                                   3

Financial Results of First Quarter of 2004                  Exhibit 99.1    4

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    CTRIP.COM INTERNATIONAL, LTD.




                                    By:    /s/ Neil Nanpeng Shen
                                        ----------------------------------------
                                    Name:  Neil Nanpeng Shen
                                    Title: President and Chief Financial Officer

Date:  May 11, 2004

                                                                    Exhibit 99.1

 Ctrip.com International, Ltd.
 Consolidated Balance Sheets

                                             December 31, 2003        March 31, 2004              March 31, 2004
                                                     RMB                    RMB                    USD (Note 1)
ASSETS
Current assets:
  Cash                                               471,968,850            472,557,343                 57,092,829
  Accounts receivable                                 28,939,700             37,396,134                  4,518,078
  Due from related parties                               611,640                747,004                     90,251
  Prepayments and other current assets                 7,130,947              6,983,033                    843,667
  Deferred tax assets, current                           541,300                686,802                     82,977
                                           ------------------------------------------------------------------------
Total current assets                                 509,192,437            518,370,316                 62,627,802
                                           ------------------------------------------------------------------------

Long-term loans to related parties                     2,310,000              1,750,000                    211,429
Long-term deposits                                    11,192,277             15,776,889                  1,906,112
Property, equipment and software                      23,279,247             29,059,052                  3,510,819
Goodwill                                               9,515,849              9,515,849                  1,149,674
Other intangible assets                                1,715,253              1,592,028                    192,344
                                           ------------------------------------------------------------------------
Total assets                                         557,205,063            576,064,134                 69,598,180
                                           ========================================================================

LIABILITIES
Current liabilities:
  Accounts payable                                    14,694,057             20,093,469                  2,427,627
  Due to a related party                               4,018,284              4,016,877                    485,306
  Salary and welfare payable                           9,799,711              7,695,271                    929,717
  Taxes payable                                        9,270,024              9,700,343                  1,171,964
  Advances from customers                              3,839,843              4,838,554                    584,578
  Provisions for customer reward program               4,708,670              5,828,677                    704,202
  Other payables and accruals                         17,586,657              7,589,703                    916,963
                                           ------------------------------------------------------------------------
Total current liabilities                             63,917,246             59,762,893                  7,220,357
                                           ------------------------------------------------------------------------

Minority interests                                       563,655                584,271                     70,590
Commitments and contingencies                                  -                      -

Shareholders' equity
  Share capital                                        2,498,484              2,526,771                    305,276
  Additional paid-in capital                         498,566,368            500,667,991                 60,489,065
  Statutory reserves                                   5,531,309              5,531,309                    668,275
  Deferred share-based compensation                   (4,995,407)            (4,389,129)                  (530,280)
  Cumulative translation adjustments                   1,575,733                105,691                     12,769
  Accumulated deficit                                (10,452,325)            11,274,336                  1,362,128
                                           ------------------------------------------------------------------------
Total shareholders' equity                           492,724,162            515,716,969                 62,307,233
                                           ------------------------------------------------------------------------

Total liabilities and shareholders' equity           557,205,063            576,064,134                 69,598,180
                                           ========================================================================
                                                               -                      -                          -

Note 1: The conversion of RMB into USD is based on the noon buying rate of USD1.00=RMB8.2770 on March 31, 2004 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

 Ctrip.com International, Ltd.
 Consolidated Statements of Operations and Comprehensive Income (Loss)

                                                            Quarter Ended      Quarter Ended     Quarter Ended     Quarter Ended
                                                            March 31, 2003   December 31, 2003   March 31, 2004    March 31, 2004
                                                                 RMB                RMB               RMB           USD (Note 1)
Revenues:
   Hotel reservation                                            30,249,848         57,860,634        54,605,829          6,597,297
   Air-ticketing                                                 2,413,312          8,675,037        10,328,295          1,247,831
   Packaged tour                                                   140,000          3,053,684         1,925,268            232,605
   Others                                                          813,611          1,763,383         1,125,677            136,001
                                                           ------------------------------------------------------------------------
Total revenues                                                  33,616,771         71,352,738        67,985,069          8,213,733
                                                           ------------------------------------------------------------------------
Less: business tax and related surcharges                       (1,666,860)        (3,923,021)       (3,635,889)          (439,276)
                                                           ------------------------------------------------------------------------
Net revenues                                                    31,949,911         67,429,717        64,349,180          7,774,457
                                                           ------------------------------------------------------------------------
Cost of services                                                (4,209,954)       (11,206,893)       (9,719,206)        (1,174,243)
                                                           ------------------------------------------------------------------------
Gross profit                                                    27,739,957         56,222,824        54,629,974          6,600,214
                                                           ========================================================================


Operating expenses:
   Product development                                          (4,436,421)        (7,429,255)       (7,088,586)          (856,420)
   Sales and marketing                                          (8,794,004)       (19,169,772)      (14,576,211)        (1,761,050)
   General and administrative                                   (4,224,784)        (6,758,199)       (6,725,580)          (812,563)
   Share-based compensation                                       (218,633)          (552,566)         (553,526)           (66,875)
   Amortization of goodwill and other intangible assets            (88,310)          (123,225)         (123,225)           (14,888)
   Other expenses incurred for joint venture companies                   -                  -                 -                  -
                                                           ------------------------------------------------------------------------
Total operating expenses                                       (17,762,152)       (34,033,017)      (29,067,128)        (3,511,795)
                                                           ========================================================================

Income from Operations                                           9,977,805         22,189,807        25,562,846          3,088,419
                                                           ========================================================================


Interest income                                                     48,992            157,980           729,161             88,095
Interest expense                                                         -                  -                 -                  -
Other income (expense)                                              51,020          1,618,497          (199,477)           (24,100)
                                                           ------------------------------------------------------------------------
Income before income tax benefit (expense), minority
interests and share of income (loss) of joint venture
companies                                                       10,077,817         23,966,284        26,092,530          3,152,414
                                                           ========================================================================

Income tax benefit (expense)                                    (3,431,693)           716,887        (4,345,253)          (524,979)
Minority interests                                                       -            (61,956)          (20,616)            (2,491)
Share of income (loss) of joint venture companies                  108,634                  -                 -                  -
                                                           ------------------------------------------------------------------------
Net income                                                       6,754,758         24,621,215        21,726,661          2,624,944
                                                           ========================================================================

Accretion for Series B Redeemable Convertible
Preferred Shares                                                (4,500,918)                 -                 -                  -
Dividends to holders of Series A and Series B
Preferred Shares                                                         -                  -                 -                  -
Deemed dividends to holders of Series A and Series B
Preferred Shares for  spin-off of joint venture companies                -                  -                 -                  -
Deemed dividends upon repurchase of Preferred Shares                     -                  -                 -                  -
                                                           ------------------------------------------------------------------------
Net income (loss) attributable to ordinary shareholders          2,253,840         24,621,215        21,726,661          2,624,944
                                                           ========================================================================

Other comprehensive income:
   Translation adjustments                                         (21,656)         1,387,875        (1,470,042)          (177,606)
                                                           ------------------------------------------------------------------------
Comprehensive income                                             6,733,102         26,009,090        20,256,619          2,447,338
                                                           ========================================================================


Earnings (loss) per ordinary share
  - Basic                                                             0.24               1.75              0.71               0.09
  - Diluted                                                           0.15               0.88              0.68               0.08

Earnings (loss) per ADS
  - Basic                                                             0.48               3.50              1.42               0.17
  - Diluted                                                           0.30               1.76              1.36               0.16

Weighted average ordinary shares outstanding
  - Basic                                                        9,520,698         14,064,565        30,461,804         30,461,804
  - Diluted                                                     14,812,880         27,944,133        32,160,193         32,160,193

Note 1: The conversion of RMB into USD is based on the noon buying rate of USD1.00=RMB8.2770 on March 31, 2004 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.